July 22, 2005

Mr. Craig Wilson

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Telos Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 18, 2005
File No. 001-08443
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Filed May 16, 2005
File No. 001-08443

Dear Mr. Wilson:

Telos Corporation is pleased to provide the following responses to your comment letter dated June 14, 2005 requesting additional information concerning the above-referenced filings. To facilitate your review we have included your numbered comments followed by our responses.

Form 10-K for the year ended December 31, 2004

Management Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Continuing Operations, page 10

Years ended December 31, 2004, 2003 and 2002, page 10

Cost of sales, page 10

1.	We note your disclosure that your 2003 cost of sales included a credit of $1.1 million settlement received in July 2003, as a result of litigation against a former business partner. Please expand on this litigation settlement and why you considered it appropriate to classify this in cost of sales.

The $1.1 million settlement is comprised of two items, a cash payment of $825,000 and forgiveness of Telos indebtedness by the settling party in the amount of $245,000. The underlying basis for the litigation determined the treatment of this settlement as cost of sales. The Company incurred significant costs per the terms and conditions of the agreement in which the business partner failed to provide the Company with the opportunity to recover such costs by its failed performance to select the Company to provide services on future contracts. Such costs were originally classified as cost of sales.

Liquidity and Capital Resources, page 11

2.	MD&A should consider enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in their financial statements, rather than recitation of the items in the cash flow statements. Specifically explain the reasons for the significant increase in billed accounts receivable at December 31, 2004. Discuss any changes in payment terms or credit terms, as applicable. Tell us how you considered the guidance in Section IV of Release No. 34-48960 regarding your MD&A disclosures.

For the year ended December 31, 2004, there were no material changes in either payment terms or credit terms for any customers that would produce a significant increase in billed accounts receivable (A/R). The guidance in Release No. 34-48960 (Section IV.B.1.) suggests that companies should address material changes in the underlying drivers of cash flows. However, the increase in A/R was due primarily to the timing of cash receipts on two specific contracts, neither of which was unusual or significant to the Company’s normal business operations, other than the fact that they both were coincidentally outstanding as of the balance sheet date. This large increase in A/R was also offset, in terms of working capital, by a corresponding increase in the liabilities associated with purchasing equipment with the intent to resale. Accordingly, there did not appear to have been any material effect on liquidity or working capital, and the increase was therefore not indicative of a change or trend.

Consolidated Financial Statements

Consolidated Statements of Operations, page 18

3.	We note in your disclosures that you have service and product revenue. You should separately present revenue from the sales of products and services on the face of the income statement. See Regulation S-X, Article 5-03(b)(l) and (2). The costs relating to each type of revenue similarly should be reported separately on the face of the income statement. We note similar disclosures within your Form 10-Q filed on May 16, 2005.

In the past, the Company viewed its various revenue streams from a ‘customer solutions’ perspective. Under a ‘solutions’ approach, the discrete components of a purchased solution, such as products and labor, and the mix of these components, were considered less significant than the final delivered solution. Accordingly, the Company managed its business by the major business lines, as reported in the segment disclosures. As such, the Company’s accounting system was not designed to delineate types of revenue. Based upon our review of the facts and in discussions with those presently familiar with past practices, it appears the Company made the decision, upon the advice and with the concurrence of the external auditors at that time, to present revenue as one line item.

Beginning with the third quarter of 2004, with the implementation and capability of Deltek’s Costpoint accounting system, the Company now has the ability to separately account for product and services revenue, and will accordingly report such items separately in the future at such time as such comparable information is available for all periods presented. The single-line presentation was maintained in the 2004 filing, so as to provide comparability between the periods and in recognition of the unduly burdensome nature of separately reconstructing revenue from products and services. Separation of the revenue types would require an analysis of thousands of sales orders executed in the time periods presented, as well as a complete analysis of the associated costs. In addition, segment disclosures provide relevant information on a ‘customer solutions’ basis that, in our view, adequately informs the user of the financial statements.

Note 1. Summary of Significant Accounting Policies, page 24

Revenue Recognition, page 24

4.	Your revenue recognition policy disclosures should reference the appropriate accounting principles. See APB No. 22, paragraph 12. In this regard, you should indicate the accounting literature that is applicable to your various revenue generating arrangements. For each type of revenue generating activity (i.e., integration services, products, integration, support services, software arrangements) describe your accounting and refer to the authoritative accounting literature you apply. Clarify whether you follow the guidance in SOP 97-2, SAB 104, and/or EITF 00-21 for each type of activity and explain the basis for that conclusion.

The Company’s current disclosure generally references the principles the Company applies for different types of contracts and the Company segregates its revenue recognition under a separate heading within the summary of significant accounting policies. The Company does not, however, reference any specific accounting literature. Future filings will provide more detail in referencing appropriate accounting principles for revenue recognition.

Revenues are recognized in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 104, Revenue Recognition. The Company considers amounts to be earned upon evidence that an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. Additionally, revenues on arrangements requiring the delivery of more than one product or service are recognized in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, except as the pronouncement states, on contracts where higher-level GAAP (either SOP 81-1 or SOP 97-2 as described below) prevails.

The Company recognizes revenues for software arrangements upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable license fee is probable. Revenues for software licenses sold on a subscription basis are recognized ratably over the related license terms. For arrangements where the sale of software licenses is bundled with other products, including software products, upgrades and enhancements, post-contract customer support (“PCS”), and installation, the relative fair value of each element is determined based on vendor-specific objective evidence (“VSOE”). VSOE is defined by Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), and Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions (“SOP 98-9”), and is limited to the price charged when the element is sold separately or if the element is not yet sold separately, the fair value assigned under the residual method or the price set by management having the relevant authority. If VSOE does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (1) such VSOE does exist or (2) all elements of the arrangement are delivered. PCS revenues, upon being unbundled from a software license fee, are recognized ratably over the PCS period.

Substantially all of the Company’s contracts are contracts with the United States Government involving the complex delivery of technology products and services. Accordingly, these contracts are within the scope of the AICPA’s Audit and Accounting Guide for Audits of Federal Government Contractors. To the extent contracts are incomplete at the end of an accounting period, revenue is recognized on the percentage of completion method using costs incurred in relation to total estimated costs.

5. You indicate that you record revenues from fixed-price services contracts using the percentage-of-completion method of accounting. Tell us more about the nature of your service contracts and explain why you believe it is appropriate to use contract accounting for those arrangements. In this regard, footnote 1 of SOP 81-1 indicates that SOP 81-1 is not intended to apply to service transactions.

Approximately 88% of the Company’s contracts are fixed price contracts that involve the complex delivery of technology products and services. Comparing the Company’s disclosures to the disclosures of its competitors, the Company believes that its contracts are most aptly described in terms of complex solutions contracts, such as engineering (for instance, CACI’s disclosure reads: “A significant portion of the Company’s fixed price-completion contracts involve the design and development of complex, client systems. For these contracts that are within the scope of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), revenue is recognized on the percentage of completion method using costs incurred in relation to total estimated costs.”) As the Company’s business is similar to that of its competitors (complex delivery of products and services as technology solutions), the Company suggests replacing the word ‘services’ with enhanced descriptions of its technology solutions for all future filings.

Regarding the application of SOP 81-1 to the Company’s business, Chapter 3 (paragraph 3.02) of AICPA Audit and Accounting Guide for Audits of Federal Government Contractors, states, in part –

“Revenue generally is recognized when the activity surrounding the sale of products or rendering of services is complete or virtually complete and an exchange has taken place. However, revenue is sometimes recognized as performance progresses. This exception is based on the consensus that a better measurement of periodic income results. Chapter 11, section A, paragraph 13, of ARB No. 43, Government Contracts, states…

It is, however, a generally accepted accounting procedure to accrue revenues under certain types of contracts and thereby recognize profits, on the basis of partial performance, where the circumstances are such that total profit can be estimated with reasonable accuracy and ultimate realization is reasonably assured. Particularly where the performance of a contract requires a substantial period of time from inception to completion, there is ample precedent for pro rata recognition of profit as the work progresses, if the total profit and the ratio of the performance to date to the complete performance can be computed reasonably and collection is reasonably assured. Depending upon the circumstances, such partial performance may be established by deliveries in installments or the performance of services… “

Substantially all of the Company’s contracts are contracts with the United States Government involving the complex delivery of technology products and services. Accordingly, these contracts are within the scope of the AICPA’s Audit and Accounting Guide for Audits of Federal Government Contractors. To the extent contracts are incomplete at the end of an accounting period, revenue is recognized on the percentage of completion method using costs incurred in relation to total estimated costs.

6.	Your accounting policy disclosures should clearly indicate how multiple element arrangements impact revenue recognition and how you apply EITF 00-21 and/or SOP 97-2 to your arrangements. In this regard, it appears that your individual arrangements include multiple elements. Clearly identify the different elements included in your contractual arrangements, clarify how you allocate fair value to each element and refer to the accounting literature that supports your accounting. If some of your arrangements have deliverables that are subject to the scope of more than one higher-level of literature (e.g., SOP 81-1 or SOP 97-2) explain how your accounting is consistent with the guidance in EITF 00-21.

Revenues are recognized in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 104, Revenue Recognition. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. Additionally, revenues on arrangements requiring the delivery of more than one product or service are recognized in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, except as the pronouncement states, on contracts where higher-level GAAP (either SOP 81-1 or SOP 97-2 as described below) prevails.

The Company recognizes revenues for software licenses upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable license fee is probable. Revenues for software licenses with limited terms are recognized ratably over the related license terms. For arrangements where the sale of software licenses is bundled with other products, including software products, upgrades and enhancements, post-contract customer support (“PCS”), and installation, the relative fair value of each element is determined based on vendor-specific objective evidence (“VSOE”). VSOE is defined by Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), and Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions (“SOP 98-9”), and is limited to the price charged when the element is sold separately or, if the element is not yet sold separately, the fair value assigned under the residual method or the price set by management having the relevant authority. If VSOE does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (1) such VSOE does exist or (2) all elements of the arrangement are delivered. PCS revenues, upon being unbundled from a software license fee, are recognized ratably over the PCS period.

Substantially all of the Company’s contracts are contracts with the United States Government involving the complex delivery of technology products and services. Accordingly, these contracts are within the scope of the AICPA’s Audit and Accounting Guide for Audits of Federal Government Contractors. To the extent contracts are incomplete at the end of an accounting period, revenue is recognized on the percentage of completion method using costs incurred in relation to total estimated costs.

7.	Regarding your revenue recognition policy for ‘product reselling’, explain whether you record those revenues gross or net and refer to the criteria in EITF 99-19 to support your conclusions.

The Company records revenues for resold products under the gross method described in EITF 99-19, as the Company incurs the credit/collection and inventory risk, generally adds some measurable value, and utilizes multiple providers to fulfill orders. For future years, the majority of the revenue the Company will recognize on resold products will continue to be recognized on a gross basis using above criteria. Recently, the Company has entered into certain contractual arrangements which will be evaluated in accordance with the criteria in EITF 99-19 and may result in recognition of revenue on such arrangements on a net basis. Should any revenue be recognized on a net basis, the Company will accordingly disclose such treatment.

Financial Instruments, page 26

8.	Further explain why you have not estimated the fair value of your subordinated debt or your redeemable preferred stock. Clarify the nature of the unique features of these instruments and why estimation is not practicable.

Due to the publicly traded nature of the Public Preferred Stock, and absent any relevant data requiring a discount or adjustment or access to market maker information or data, the Company has in the past set forth its best faith estimate of an aggregate value (limited in scope to the reference date) which is achieved by multiplying the number of outstanding shares times the price at the close of business of the reference date. Among the unique factors attributable to the three instruments and the interrelationship among and between such instruments are:

1.	The subordination hierarchy and prepayment penalty,

2.	Statutory eligibility and permissibility and limitations on dividends and redemption (See reference below),

3.	Subordination covenants per the Facility,

4.	Excess cash flow calculation,

5.	Foreseeable capital and operational requirements,

6.	Sufficient liquidity

As there are no known comparable securities with which to estimate fair value, in accordance with SFAS 107, the Company is disclosing that it is not practicable to estimate for these securities.

Maryland Law Citation:

§ 2-311. Restrictions on making distributions.

(a)	In general.- No distribution may be made if, after giving effect to the distribution:

(1)	The corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business; or

(2)	The corporation’s total assets would be less than the sum of the corporation’s total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

Note 2. Investment in Enterworks, page 27

9.	Please explain your accounting and income statement classification for the various transactions you consummated with Enterworks during 2003. In this regard, clarify the various payments, products and services you paid and received and how you have classified them in your statements of operations. Refer to the accounting literature that supports your accounting. Also, explain the reasons for the $500,000 write down of your investment in Enterworks International in 2003. We note similar disclosures on page 9 of your Form l0-Q filed on May 16, 2005.

Please refer to the detailed schedule of Enterworks transactional accounting below. With respect to the $500,000 write down of our investment in Enterworks International, upon advice of our external auditors at the time of the transaction, the Company recognized the impairment of our investment in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets. With respect to the $900,000 write down of the OEM software license agreement, upon advice of our external auditors at the time of the transaction, the Company recognized the impairment of the asset in accordance with SFAS 144 and recorded the write down under the caption “Losses from affiliates” on the statement of operations. In future filings, the Company will disclose such losses as impairment losses in accordance with SFAS 144.

Detail regarding Enterworks transactions:

	2003	Statement of Operations Classification
Payments made:
50% interest in Enterworks International	$500,000	Losses from affiliates
OEM software license agreement:
Cash	100,000	Fixed assets
July 03 - Dec 03 services	300,000	Losses from affiliates
2004 services	600,000	Losses from affiliates
Jan 03 – June 03 services	359,462	Selling, general & administrative exp.

10.	We note your 21.5% equity interest in Enterworks, Inc. as well as your statement that you own notes receivable from Enterworks totaling approximately $3.3 million. You indicate on page 27 that the notes receivable was reduced to zero during 2004 and 2003 as your share of the Enterworks losses exceeded the carrying value of the notes. Quantify the amount of equity income/losses you recorded under APB 18 for this investment for all periods presented. Provide your calculations under Rule 3-09 and 4-08(w) of Regulation S-X and explain why the respective disclosures are not included in your financial statements. Provide a similar calculation and analysis for your investment in Enterworks International for periods prior to consolidating under FIN 46. We note similar disclosures on page 9 of your Form 10-Q filed on May 16, 2005

Please refer to the detailed schedule of calculations of significance with respect to Enterworks, Inc. and Enterworks International, Inc. below in thousands:

	12/31/2002	12/31/2003	12/31/2004	3/31/2005
Enterworks
Test #1

Investment in and advances to Enterworks (Total Consideration)	—	—	—	—

Total assets of Telos	45,020	33,611	58,517	37,340

Investment as a Percentage of Total Assets	0.00%	0.00%	0.00%	0.00%

Test #3
Equity in the income from continuing operations before income taxes…	1,100	359	—	—

Telos income	(10,835)	1,802	(2,894)	(629)

Proportionate share as a Percentage of Total Income	-10.15%	19.92%	0.00%	0.00%

Enterworks International
Test #1	N/A		consolidated in accordance with FIN 46

Investment in and advances to Enterworks International (Total Consideration)		—

Total assets of Telos		33,611

Investment as a Percentage of Total Assets		0.00%

Test #3
Equity in the income from continuing operations before income taxes…		—

Telos income		1,802

Proportionate share as a Percentage of Total Income		0.00%

Note 3. Sale of Telos OK LLC, page 28

11.	Explain the reasons why the deferred gain was recorded in July 2000. Explain the circumstances that required the gain to be deferred until the Company disposed of its interest in TelosOK LLC. Provide a summary of the transaction that occurred in July 2000 and explain the basis for deferral under SAB 81. We note similar disclosures on page 16 of your Form l0-Q filed on May 16, 2005.

As reported in the Company’s 2000 Form 10-K filing:

“On July 28, 2000, the Company entered into a Subscription Agreement with certain investors (“Investors”), which provided for the formation of an Oklahoma Limited Liability Company named Telos OK, L.L.C. (“Telos OK”). The Company contributed all of the assets of its Digital Systems Test and Training Simulators (“DSTATS”) business as well as its Government Contract with the Department of the Army at Ft. Sill (hereafter referred to as the Company’s Ft.

Sill business) to Telos OK. The net assets contributed by the Company totaled $353,000. The Investors contributed $3.0 million in cash to Telos OK, and at closing Telos OK borrowed $4.0 million cash from a bank. The Company and the Investors each have guaranteed a portion of the loan of Telos OK. The Company has guaranteed $2 million and the Investors have guaranteed $1 million. In addition, Telos OK entered into a $500,000 senior credit facility with the same bank, which expires August 1, 2001. Borrowings under the facility, should there be any, will be collateralized by certain assets of Telos OK (primarily accounts receivable). The Company and the Investors have agreed to guarantee this credit facility in the amount of $250,000 each when and if drawn.

In compliance with the subscription agreement, on the closing date the following consideration was given to the Company for its contribution of assets to Telos OK:

The Company received $6 million in cash, retained $2.5 million in trade receivables of the Ft. Sill and DSTATS businesses, and received a $500,000 receivable from Telos OK for a total consideration of $9 million for the contribution of the net assets.

The Company and the Investors each own a 50% voting membership interest in Telos OK, and have signed an operating agreement which provides for three subclasses of membership units, Classes A, B and C. The ownership of these classes is as follows and can change upon Class B redemption:

Class A - owns 20% of Telos OK. The Company and the Investors each own 50% of the 200,000 units of this class. This class has all voting rights of Telos OK and has the sole right to elect the directors of Telos OK. The units in this class do not have redemptive rights.

Class B - owns 40% of Telos OK. The Investors own all 2.9 million units of this class. This class does not have voting rights to elect directors, but can request the redemption of all or a portion of the Class B units outstanding beginning one year after the closing date, subject to certain restrictions. Class B holders can redeem no more than 500,000 units per quarter at a price of $1.00 per unit, and such redemption can only be made from the excess cash flow of Telos OK as defined in the agreement.

Class C- owns 40% of Telos OK. The Company owns all 2.9 million units of this class. This class does not have voting rights to elect directors, and has the same redemptive rights as class B above, except that no right of redemption will exist until all Class B units have been redeemed. In addition, when any of the Class B units have been redeemed, the Company will receive a warrant to purchase a number of Class C units equal to the amount of the Class B units redeemed at a price of $0.01 per unit.

As indicated in the operating agreement, one of the Investors will initially serve as Chairman of the Board and may designate a Secretary, and David Aldrich, President and CEO of the Company, and Thomas Ferrara, Treasurer of the Company, will initially serve in those same capacities for Telos OK. The Company has entered into a corporate services agreement with Telos OK whereby the Company will provide certain administrative support functions to Telos OK, including but not limited to finance and accounting and human resources, in return for a monthly cash payment …”

In 2000, upon advice and concurrence of the Company’s external auditors at the time the Company reported the newly formed entity, TelosOK LLC, under the equity method as the Company owned 50% of the entity and shared operational and governance control. In accordance with SAB 81, which addresses proper treatment of sales of highly leveraged or thinly capitalized entities, the gain on the sale in 2000 was deferred as required until Telos disposed of its remaining partnership interest in 2003.

Note 7. Redeemable Preferred Stock, page 31

Senior Redeemable Preferred Stock, page 31

12.	We understand from your disclosures that you will be required to redeem approximately 27% of all shares and accrued dividends outstanding of your Senior Redeemable Preferred Stock on October 31, 2005. You further indicate that you have the intent and ability to refinance the Senior Redeemable Preferred Stock on a long-term basis by utilizing excess availability on the Facility and therefore, you have classified them as long-term. Explain how you considered the guidance in paragraph 11(b) of SFAS 6. In this regard, address how you have determined that the terms are readily determinable since the amount of available borrowings fluctuates based on the underlying asset-borrowing base. Also, tell us how you considered the provisions of the Facility that affect your ability to pay dividends and how this impacts your conclusion that you have the ability to consummate the refinancing. We note similar disclosures on page 12 of your Form l0-Q filed on May 16, 2005.

With respect to paragraph 11 (b), prior to the issuance of the balance sheet, the Company renegotiated its revolving line of credit with Wells Fargo Foothill. As the amended Wells Fargo agreement is not scheduled to expire until October 31, 2008, the Company has the ability to refinance the redemption of the Senior Redeemable Preferred Stock on a long-term basis. As part of the negotiation process with Wells Fargo, the Company estimated that the availability on the line from the due date of Senior Redeemable Preferred Stock (October 31, 2005) through December 31, 2005 to range from approximately $10 million to $13 million. This significantly exceeds the estimated redemption amount of approximately $3.0 million.

Specifically, subsection 11(b) (i) is satisfied as the Company may replace the Senior Redeemable Preferred Stock with availability on the Wells Fargo facility. Regarding subsection (b) (ii), the Company has been in full compliance with its debt covenants since their amendment in August of 2004. Regarding subsection (b) (iii), Wells Fargo is a public company that is well known in the lending industry as financially capable of meeting its commitments.

As the Company intends to refinance amounts due on a long-term basis and is legally precluded under Maryland law (See reference below) from paying dividends from current assets, the Company did not consider the payment of dividends as relevant to the analysis.

Maryland Law Citation:

§ 2-311. Restrictions on making distributions.

(a)	In general.- No distribution may be made if, after giving effect to the distribution:

(1)	The corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business; or

(2)	The corporation’s total assets would be less than the sum of the corporation’s total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

12% Cumulative Exchangeable Redeemable Preferred Stock, page 31

13. We note that for a number of reasons, you believe that the likelihood is that you will not be able to meet the redemption schedule set forth in the terms of the Public Preferred Stock. We note, however, that you believe you have the ability and intent to refinance amounts due on a short-term basis. If you truly have the ability and intent to refinance these amounts, explain why you will not be able to meet the redemption schedule. Please clarify this apparent inconsistency. We note similar disclosures on page 12 of your Form 10-Q filed on May 16, 2005.

The Company does not legally have the ability to utilize current assets for the redemption of these amounts and can not legally create additional current liabilities. Specifically, any redemption of the preferred stock is subject to the legal availability of funds, any contractual restrictions then binding on the Corporation (including restrictions under debt agreements such as the Company’s present loan agreement with Wells Fargo Foothill) and Maryland law (See reference below).

The legal availability of funds test is subject to Maryland law which provides an insolvency test and a balance sheet test. The balance sheet test provides that no redemption can take place as long as the assets of a company are less than its liabilities. As this is the current case with Telos, the Company is currently legally precluded from redeeming the Public Preferred Stock.

The redemption of the Public Preferred Stock is further limited by the contractual restrictions imposed by the Wells Fargo Foothill agreements and the required prior redemption of the Senior Preferred Stock. The redemption of the Senior Preferred Stock is further limited by the satisfaction of other senior securities, including the senior subordinated notes, and a specific “excess cash flow” calculation.

Maryland Law Citation:

§ 2-311. Restrictions on making distributions.

(a)	In general.- No distribution may be made if, after giving effect to the distribution:

(1)	The corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business; or

(2)	The corporation’s total assets would be less than the sum of the corporation’s total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

14. Explain whether it is possible for you to re-finance the portion of the Public Preferred Stock that is redeemable in 2005. In this regard, your disclosures suggest that you may be prohibited and/or limited to redeeming the Public Preferred Securities due to provisions in your Facility, Maryland law and other limitations. Please advise. We note similar disclosures on page 12 of your Form 10-Q filed on May 12, 2005.

The Company will not be able to meet the redemption schedule, as Telos cannot use current assets to redeem the Public Preferred Stock by both contractual restrictions and Maryland law (See reference below). However, the Company may convert the Public Preferred Stock to long-term debt by its very terms. In accordance with its Articles of Amendment and Restatement (certified by the State of Maryland in 1992) pertaining to the Public Preferred Stock:

“…The Corporation may, at its sole discretion, exchange in whole or in part, on any Dividend Payment date from and after the second anniversary of the Effective Date, shares of Exchangeable Preferred Stock then outstanding for a new series of 12% Junior Subordinated Exchange Debenture due 2009…”

Maryland Law Citation:

§ 2-311. Restrictions on making distributions.

(a)	In general.- No distribution may be made if, after giving effect to the distribution:

(1)	The corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business; or

(2)	The corporation’s total assets would be less than the sum of the corporation’s total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

15. We note that you have classified all of your Public Preferred Stock as long-term obligations as of December 31, 2004 as you believe you have the intent and ability to refinance amounts due on a short-term basis. Tell us how you meet the requirements of paragraph 11 of SFAS 6. In this regard, it does not appear that, before you issued your balance sheet, you have either (i) issued a long-term obligation or equity securities for the purpose of refinancing, or (ii) entered into a financing agreement that permits you to refinance. Please advise. We note similar disclosures on page 12 of your Form l0-Q filed on May 12, 2005.

Paragraph 11 of SFAS 6 requires that the Company possess the capability to consummate the refinancing. The Company considers such capability self-evident from the terms of the Public Preferred Stock itself. Specifically, the Company has the ability to refinance the Public Preferred Stock with 12% Junior Subordinated Exchange Debenture due in 2009. This is clear from Section 5 of the amended and restated articles referred to above. Specifically, subsection b) (i) is satisfied as the Company may exchange the Public Preferred Stock for the 12% Junior Subordinated Exchange Debenture whenever it wants by its very terms. Subsections b) (ii) and (iii) are not considered relevant to the analysis.

16.	If you are not able to classify the current portion of your Senior Redeemable Preferred Stock or your Public Preferred Stock as long term following the guidance in SFAS 6, tell us if and to what extent this classification impacts any working capital covenants your may be subject to.

The Company, under the terms of its current Facility, is not subject to any working capital covenants.

17.	We note that you have established a committee to consider proposals and alternatives with respect to a possible restructuring or recapitalization of your capital. Explain to us the events that will occur if you have not successfully consummated such a restructuring or recapitalization by the required redemption date, October 2005.

With regard to the numbered comment #17, because the Company has not participated in any of the Independent Committee’s deliberations, the Company requested that the Independent Committee respond to this comment, which is quoted below:

“If we have not successfully consummated a restructuring or recapitalization by October 2005, we will continue to accrue and/or pay dividends on the Public Preferred Stock and we will continue to be obligated to redeem those shares. Our amended Charter, pursuant to which the Public Preferred Stock was issued, provides that in the event we fail to discharge the obligation to redeem shares of the Public Preferred Stock, the mandatory redemption obligation shall be discharged as soon as we are able.”

Address the various limitations you describe in your financial statements and how these may impact your ability to redeem according to the current redemption schedule.

“We borrow money, pursuant to a credit facility with Wells Fargo Foothill. We also have outstanding Senior Subordinated Notes and Senior Preferred Stocks. All of

these could be impacted by a redemption of Public Preferred Stock in current circumstances. In addition, as a Maryland corporation, we are bound by certain provisions of Maryland law restricting our ability to redeem stock.”

1. Under the terms of the Wells Fargo Foothill credit facility, we are restricted from paying dividends and making other distributions beyond certain limitations.

2. The Senior Subordinated Notes provide for payment of a substantial premium (currently in excess of $12.7 million) in the event that we engage in transactions of a type that would likely be necessary to finance redemption of the Public Preferred Stock in the near term.

3. The Senior Preferred Stock is ranked prior to the Public Preferred Stock and holders of Senior Preferred Stock are entitled to receive cumulative dividends prior to the Public Preferred Stock. To date, no dividends have been paid on the Senior Preferred Stock. The Senior Preferred Stock designation also prohibits us from purchasing, exchanging for or otherwise redeeming the Public Preferred Stock so long as any shares of the Senior Preferred Stock are outstanding.

4. The Maryland General Corporation Law prohibits a company from making distributions (which term is defined to include redemptions) if, after giving effect to the distribution, the company’s total assets would be less than the sum of the company’s total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the distribution, to satisfy the preference rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. This may prohibit us from redeeming Public Preferred Stock in the near future.

Explain the various alternatives you are considering, including the failure to consummate a restructuring/recapitalization and how they may impact your cash requirements over both the short and long term.

“The Independent Committee is charged with the mission to consider any and all proposals and alternatives with respect to a possible restructuring of the capital stock of the Company and to carry out such mission in a manner it reasonably believes to be in the best interests of the Company. Among the alternatives which the Committee has been considering are: a public offering of common stock; a reverse merger with a special purpose acquisition company; a sale of the Company; and, a conversion of the Public Preferred Stock into common stock or a combination of common stock and debt. In the event a restructuring or recapitalization is not accomplished, dividends on the Public Preferred Stock will continue to accrue and/or be paid. To the extent that such dividends continue to accrue, our short term cash position will not be impacted but the amount of cash required for redemption of the Public Preferred Stock in accordance with its terms will continue to increase.”

Tell us how you considered the guidance in Item 303 of Regulation S-K and Section IV of Release No. 34-48960 and why you have not provided this information in MD&A. We note similar disclosures on page 13 of your Form 10-Q filed on May 12, 2005.

To the best of the Company’s knowledge, the Independent Committee has not come to a final recommendation, which the Company believes will more specifically address these matters.

Note 8. Stockholders’ Equity, Warrants. Option Plan and Employee Benefit Plan, page 32

Stock Options, page 32

18.	We note that you generally grant options under your respective plans at the estimated fair value at the date of grant. Since no public market exists for the common stock underlying your options, tell us how you considered the disclosure guidance set forth in SOP 94-6. Because the valuation of privately issued equity securities required the use of estimates and judgments, explain why you did not provide disclosures about the risks and uncertainties that could significantly affect the amounts reported in your financial statements. Similarly address how you considered the guidance in Section V of Release No. 34-48960 regarding these critical accounting estimates.

SOP 94-6, Paragraph 13 suggests that a disclosure regarding an estimate be made when both of the criteria detailed in the paragraph (reasonable possibility that the estimate will change in the near term and the effect of the change would be material) are met. Similarly, Section V of Release No. 34-48960 suggests that companies make the required disclosures if the impact of the estimate on financial condition or operating performance is material. The effect of expensing the stock options is not considered material to the financial statements taken as whole and, therefore, the risk that a significant change in the valuation estimate for common stock would have a significant effect on the financial statements is remote. In future filings, the Company will disclose the risks and uncertainties with respect to stock options.

Note 10. Commitments and Contingencies, page 36

Warranties, page 37

19.	Tell us more about the product warranties you provide and explain the basis for your accounting. Explain the nature and amount of the revenues you defer for a particular contractual arrangement and explain how you determine the amount to defer. Do these revenues relate to separately priced extended warranties, similar to those addressed in FTB 90-1? If not, tell us how your accounting complies with paragraph 24 of SFAS 5.

Telos provides warranty service on equipment it sells. This service varies depending on the contract from Level 1 support (taking the initial trouble call and troubleshooting) to Level 2 support (servicing equipment). Warranty deferral is determined by a number of factors and based primarily on past experience. The warranty cost varies greatly based on the type of warranty and the Original Equipment Manufacturer (“OEM”) coverage provided as compared to the government requirement. The first step is to classify any new opportunity into a group of past contracts with similar equipment and level of effort, and then adjust based on the portion covered by the OEM warranty any unique requirements for provision of spare parts under a particular warranty or shipping cost base on some feature such as geographic distribution. In addition, distributions of different types of warranties across the equipment suite are considered. (i.e. one component may have a 3 year warranty while others might have only a 3 month warranty).

Most of the warranty revenue (approximately 94% for 2004 and 98% for 2005) is derived from original, versus extended, warranties. This is due to the fact that the customers tend to replace their equipment about every three years, which is the length of most warranty periods. The Company had provided extended coverage for some customers who purchased under some now completed contract vehicles, but this coverage will continue to decrease as that equipment continues to age and is rotated out of service by the customer.

The Company’s treatment of warranty revenue is consistent with FTB 90-1 for the immaterial extended warranty revenue and with paragraph 24 of SFAS 5 for the traditional warranty revenue. For extended warranties, the revenue is recognized straight-line over the term of the contract. For traditional warranties, the warranty amount is calculated as described above, using historical experience and adjusting the calculation to reflect the particular facts and circumstances of a current contract, and then also recognized ratably over the term of the warranty period.

Note 13. Summary of Selected Quarterly Financial Data (Unaudited), page 39

20.	Explain the reasons for the significant gross profit during the quarter ended September 30, 2004. Also, explain the reasons for the significant increase in sales during the quarter ended September 30, 2003. Tell us how you considered the guidance in Item 302(a)(3) of Regulation S-K regarding these unusual items in the respective periods.

The gross profit increase was due to a particular software solution. The Company believes that while this contract did produce a significant increase in the results of the period in question, it do not consider the characterization of this item as ‘unusual’, since it was an ordinary contract executed in the ordinary course of business.

The sales increase is due in large measure to the seasonality of the government buying practices – the second two quarters of the year had historically outpaced the first two. Taken in the context of the next six quarters, the third quarter of 2003 is accordingly not considered unusual.

The Company considered the guidance in Item 302(a)(3) of Reg. S-K in the process of drafting its disclosures, however, as described above, the Company determined that no additional discussion was warranted.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. I trust that the above responses are sufficient for your purposes; however, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ John B. Wood
John B. Wood
Chief Executive Officer